s


                                                      June 9, 2022


VIA E-MAIL

Paul M. Miller, Esq.
Seward & Kissel, LLP
901 K Street, NW
Washington, DC 20001

       Re:     AB Active ETF Trusts, Inc.
               File Nos. 333-263818 and 811-23799

Dear Mr. Miller:

        On May 10, AB Active ETF Trusts, Inc. (the    Trust   ) filed a
registration statement on
Form N-1A under the Securities Act of 1933 (the    Securities Act   ) and the
Investment Company
Act of 1940 (the    1940 Act   ) to offer shares of AB Ultra Short Income ETF
and AB Tax-Aware
Short Duration ETF (each a    Fund    and together, the    Funds   ). We have
reviewed the
registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not defined herein have the meaning given to them in the Registration
Statement.
General

1. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement.

3. The staff reminds the fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between an acquiring fund and any acquired funds must be filed as an exhibit to the registration statement since under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See, Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf).
 Paul M. Miller, Esq.
June 9, 2022
Page 2 of 10


AB Ultra Short Income ETF

Summary Prospectus

Fee Table, p. 4

4.     Please revise the narrative before the fee table to bold the second
sentence (   You may be
       required to pay...   ). See Item 3, Form N-1A.

5. At least one week before anticipated effectiveness, please provide the staff with a completed fee table and expense example for our review. In addition, if any fee waivers are reflected in the table, please confirm that any related expense limitation agreement will continue for at least one year from effectiveness.

6. Please supplementally confirm that the fund excludes any fees charged for the purchase and redemption of creation units from the table.

7. To the extent that the fund intends to invest in shares of other investment companies, please include an estimate of the expenses that the fund will pay indirectly through such investments in an AFFE caption in the fee tables.

Principal Investment Strategies, p. 4

8. In the first paragraph, please clarify that the fund is an actively-managed ETF. Please make the same change for the AB Tax-Aware Short Income ETF.

9.     In the first paragraph, in the third sentence, please clarify what is
meant by    very short
       durations.

10. In the first paragraph, in the fourth sentence, please note that the AB Government Money
       Market Portfolio is an affiliated fund.

11. Please revise the last sentence of the first paragraph to clarify that the fund will invest in foreign securities and include any exposure targets for such securities.

12. Where appropriate, please state that the Adviser intends to engage in active portfolio
       trading as suggested by the disclosure under    Portfolio Turnover
and    Active Trading
       Risk.

13. Please explain the concept of duration and include a brief example in the prospectus. For
       example,    duration is a measure of the price sensitivity of a debt
security or portfolio of
       debt securities to relative changes in interest rates and a duration of
  three    means that a
       security   s price would be expected to decrease by approximately 3%
with a 1% increase
 Paul M. Miller, Esq.
June 9, 2022
Page 3 of 10

       in interest rates.    Please make this same change to the AB Tax-Aware
Short Duration
       Fund as well.

14. We note that risk factors such as credit risk suggest that the fund will invest in derivatives. Please clarify whether the fund will invest principally in derivatives, and if so, please briefly identify the types of instruments that may be part of the principal investment strategy.

Principal Risks, p. 5

15.    Given the fund   s investment in the AB Government Money Market
Portfolio, please add
       a risk factor related to investing in other investment companies. The risk factor should also disclose any conflicts associated with investing in an affiliated fund.

16. We note that illiquid securities risk is identified as a principal risk but there is no corresponding discussion of illiquid investments in the principal investment strategy section. Please ensure that any principal risks correspond to identified principal strategies.

17.    Please consider renaming "Foreign (Non-U.S.) Risk" to reflect that it
relates to the fund   s
       investments in foreign securities.

18. Please revise the risk related to ETF Share Price and Net Asset Value to highlight that market volatility could lead to wider bid/ask spreads.

19. Since the fund may invest in securities of foreign governments, please add disclosure addressing sovereign debt risk.

20. Please address whether extension or prepayment risks are principal risks of the fund and the AB Tax-Aware Short Duration ETF.

21. We note inflation risk is identified as a principal investment risk of the AB Tax-Aware
       Short Duration ETF. Please clarify whether it is a risk of this fund as well.

Bar Chart and Performance Information, p. 6

22. Supplementally, identify the broad based market index against which the fund intends to measure its performance. See Instruction 5 to Item 27(b)(7) of Form N-1A. Please also identify the benchmark index for the AB Tax-Aware Short Duration ETF.

Purchase and Sale of Fund Shares, p. 6

23. Please supplementally confirm that the fund and the AB Tax-Aware Short Duration ETF intend to primarily create and redeem shares in-kind rather than in cash as is common for fixed-income ETFs.
 Paul M. Miller, Esq.
June 9, 2022
Page 4 of 10


AB Tax-Aware Short Duration ETF

Summary Prospectus

Principal Investment Strategies, pp. 7-8

24.    If the fund   s 80% policy will be fundamental, please disclose.

25. On page 6, you state that the fund may invest in forward commitments, zero-coupon municipal securities and variable, floating and inverse floating-rate municipal securities.
       Please briefly describe each of these investments in plain English and add corresponding risk factor disclosure.

26. Please clarify whether there are any limits on the amount of junk bonds that may be held by the fund. Please also clarify whether certain of the municipal
securities in the fund   s
       portfolio will be rated below investment grade as well as instruments that fall outside the
       fund   s 80% policy.

27. In the last paragraph, please explain how the fund intends to use options, futures contracts, and forwards to execute its strategy. We note only swaps are discussed in any detail.

28. Where appropriate, please discuss whether a fund will continue to hold a portfolio security if it is no longer tax exempt.

Principal Risks, pp. 8-9

       Municipal Market Risk, p. 8

29.    Please combine the second paragraph (   Congress has previously       )
with    Tax Risk.   .

30. If investments in Puerto Rico will be principal investments of the fund as suggested by the risk factor, please disclose these investments in the principal investment strategies section. In addition, please add a separate risk factor for Puerto Rican municipal
       securities given the territory   s recent financial history.

       Interest Rate Risk, p. 9

31. Please consider revising this risk factor to reflect recent increases in interest rates by the
       Federal Reserve Bank.
 Paul M. Miller, Esq.
June 9, 2022
Page 5 of 10

       Leverage Risk, p. 9

32. Please clarify whether the leverage risk discussed addresses leverage through derivatives.
       If the leverage risk relates to borrowing, please disclose the relevant leveraging strategy in the principal strategy section.

       Derivatives Risk, p. 9

33. Principal risks related to derivatives should be tailored to those instruments that are
       identified as part of the fund   s principal strategy. In addition, we
note that certain
       derivatives are described as principal investments in the statutory prospectus but not in the summary prospectus. Please briefly identify all derivatives that are part of the principal strategy and any accompanying risks in the summary prospectus.

Statutory prospectus

Additional Information about the Funds    Strategies, Risks and Investments,
pp. 11-16

34. Please reorganize this section so that principal strategies and investments are presented
       together, along with corresponding risks. Consider moving    Special
Risks of Exchange-
       Traded Shares    after a discussion of the funds    principal investment
strategies and
       investment practices. Please also clarify which of these strategies and risks apply to one or both funds.

35. The discussion of instruments that the funds may invest in on pages 15-22 include those that may be principal such as investments in municipal bonds and other investment companies and others that are clearly not such as depositary receipts which are equity securities. Please only include principal strategies and risks of the funds in the section below or otherwise clearly indicate those strategies and risks that are principal or not principal. For strategies and risks that are not principal, please consider moving to the
       SAI so as not to obscure principal strategies and risks.

36. Please disclose any policy to concentrate and any temporary defensive positions a fund may take.

37. Each principal investment strategy and related risk discussed in Item 9 should be briefly identified in the Item 4 disclosure. We note a number of investment types such as reverse repurchase agreements, rights and warrants, short sales, standby commitments, loan participations, illiquid securities, and others are discussed in Item 9 but not Item 4.

38. The ETF operational risk disclosure suggests both funds will invest in foreign securities.
       Please describe these investments in greater detail, and with respect to the AB Tax Aware
       Short Duration ETF, please clarify whether foreign investments will be limited to 20% of
       the fund   s net assets.
 Paul M. Miller, Esq.
June 9, 2022
Page 6 of 10

       ESG Integration, p. 12

39. Please briefly identify examples of ESG criteria that a fund considers and disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered. Add corresponding risk disclosure or supplementally explain why it is not necessary.

       Convertible Securities, p. 15

40. We note that the funds may invest in convertible securities. If a fund invests or expects to
       invest in contingent convertible securities (   CoCos   ), the fund
should consider what, if
       any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the
       CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.

       Depositary Receipts and Securities of Supranational Entities, p. 15

41. Please separate out depositary receipts from securities of supranational entities.

       Forward Commitments, p. 15

42. We note TBAs may be a principal investment of the AB Ultra Short Duration ETF. If so, please briefly identify the principal investment in the Item 4 disclosure and include related risk disclosure.

       Investments in Other Exchange Traded Funds and Other Investment Companies, p. 16

43. AB Government Money Market Portfolio is only mentioned as a potential investment in the summary prospectus of the AB Short Income ETF. Please define the
term    Money
       Market Portfolio    in the summary prospectus. If the AB Tax-Aware Short
Duration ETF
       will also invest in the Money Market Portfolio as a principal strategy, please revise the
       Item 4 disclosure for the fund accordingly.

44. The percentage limitation discussed in Item 9 is not mentioned in either funds prospectus summary; please add it if it applies to either or both funds.

       LIBOR Transition and Associated Risk, p. 17

45.    Please consider combining this disclosure with the earlier discussion of
LIBOR in    Other
       Derivatives and Strategies    on page 14 to avoid duplicative
disclosure.
 Paul M. Miller, Esq.
June 9, 2022
Page 7 of 10

       Loan Participations and Assignments, p. 17

46. We note that loan participations and assignments are not identified as principal investments in the Item 4 disclosure. If principal, please add to the summary disclosure along with relevant risk disclosure. Additionally, please disclose that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the fund significant time to get its money after selling its investment. Please also address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

       Municipal Securities, p. 18

47. Please include the discussion of concentration that appears here in the summary prospectus for the AB Tax-Aware Short Duration ETF.

       Additional Risks and Other Considerations, pp. 22-25

48. As noted above, please clarify whether these risks are non-principal and if so, please move them so they appear with other non-principal risks or move to the SAI.


Statement of Additional Information

Payment In-Kind Bonds, p. 46

49.    Please revise to include the following:

       a. The higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

       b. OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

       c. OID instruments generally represent a significantly higher credit risk than coupon loans;

       d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and Paul M. Miller, Esq.
June 9, 2022
Page 8 of 10

       e. OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Fundamental Investment Policies, pp. 60-61

50. We note clause (a) refers to the Investment Company Act, rules thereunder, and other measures. Please add an explanation after the enumerated list of policies to explain how
       an    industry    is currently defined.

Board of Directors, pp. 65-70

51. Please revise the table to include only the information required by Item 17(a). For the principal occupations, please note information is required only for the past 5 years.

Experience, Skills, Attributes and Qualifications of the Funds    Directors,
pp. 72-73

52. Please limit the discussion to what is required by Item 17. We note many of the
       qualifications of the funds    directors    repeat information provided
in the table above.

Acceptance of Creation Orders, p. 95

53.    Please delete the statement that the Fund reserves the    absolute
right to reject or suspend
       creations, including if    (d) the acceptance of the basket would have
certain adverse tax
       consequences; and (f) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund
s Beneficial
       Owners    .    The staff recognizes that the disclosure in question may
be derived from
       statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on
which the ETF   s
       portfolio holdings are traded are closed for a limited period of time.
 See    Exchange-
       Traded Funds,    Release No. 33-10515, at pp.67-68 (June 28, 2018). In
adopting the rule,
       the Commission further noted that    [i]f a suspension of creations
impairs the arbitrage
       mechanism, it could lead to significant deviation between what retail investors pay (or
       receive) in the secondary market and the ETF   s approximate NAV. Such a
result would
       run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would
       be inconsistent with rule 6c-11.    See    Exchange- Traded Funds,
Release No. 33-10695,
       at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances,
       ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to
the Commission   s
 Paul M. Miller, Esq.
June 9, 2022
Page 9 of 10

       position to the extent the rejection of orders would effectively result in the suspension of creations.

General Information, p. 121-123

54. Please review this section and for clarity, combine any duplicative information with general information at the beginning of SAI (e.g., description of the funds, custodian, and principal underwriter).

Part C: Other Information

Item 28: Exhibits

55.    Please file finalized exhibits once they are available.

Item 35: Undertakings

56. Please add the indemnification undertaking since the registrant will be requesting acceleration of effectiveness. See Securities Act Rule 484.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Paul M. Miller, Esq.
June 9, 2022
Page 10 of 10

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6870.


                                                            Sincerely,

                                                              /s/ Jaea Hahn

                                                            Jaea Hahn
                                                            Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief
       Catalina Jaime, Accounting Branch Chief
       Tony Burak, Accounting Reviewer